Semantix Announces the Acquisition of Elemeno
January 4, 2023
São Paulo – Semantix, Inc. (NASDAQ: STIX), a leading Latin American end-to-end data platform provider (“Semantix”), today announced it has entered into an agreement to acquire Elemeno Inc. (“Elemeno”), a US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence. Elemeno specifically aims to automate the development, deployment, and management of machine learning (ML) software with an easy-to-use interface and, in so doing, accelerate artificial intelligence adoption for businesses and organizations.
Founded in 2021 by Lucas Bonatto Miguel, Elemeno simplifies machine learning development by providing an end-to-end development framework, which includes not only automation but key no-code components for managing features and models, as well as an open software development kit (SDK) for custom use cases. With a fully managed, highly scalable infrastructure and a standard serverless architecture based on Kubernetes, Elemeno aims to allow customers to build ML models with ease and effortlessly resolve challenges that can be addressed through artificial intelligence.
Semantix expects the acquisition of Elemeno to complement and enhance its flagship proprietary platform, the Semantix Data Platform (SDP), and specifically strengthen SDP’s MLOps suite. Semantix also anticipates that Elemeno’s highly skilled engineering team will increase its innovation and proprietary technology development capacities. The acquisition is as well expected to expand Semantix’s growing presence in the US, which continues to be a major strategic priority.
“Semantix remains committed to growing our proprietary SaaS business and expanding our presence in the US. The acquisition of Elemeno is fully aligned with these goals, with products and technology that are highly complementary to Semantix’s Data Platform. We look forward to welcoming Elemeno’s team and are excited about what we can achieve together,” said Leonardo Santos, CEO of Semantix.
The transaction will be structured as a merger of a Semantix subsidiary with Elemeno, with the surviving company becoming a subsidiary of Semantix. The completion of this transaction is subject to the satisfaction of certain conditions precedent. Semantix and Elemeno will each maintain their business in the ordinary course in an independent manner until the closing date of the transaction.

About Semantix
Semantix is a leading Latin American end-to-end data platform provider. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit ir.semantix.ai.
Forward-Looking Statements
This press release contains forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this press release are forward-looking statements, including statements regarding the acquisition of Elemeno and its impact on the Semantix data platform and its customers, users, financial results and total addressable market; the effectiveness of Elemeno’s capabilities; the ability of Semantix to combine Elemeno’s technology with the Semantix data platform; the strategy regarding integrating Elemeno’s technology; the anticipated benefits and features of an integrated data platform and its ability to accelerate achievement of Semantix’s strategic initiative; and other future events. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions). These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including, but not limited to: the ability to integrate Elemeno’s employees, operations and technology into Semantix’s business and platform; the benefits of the acquisition and impact on the Semantix data platform, customers, users, financial results and total addressable market as well as macroeconomic and geopolitical factors in Brazil and globally, including the inauguration of new president in Brazil in 2023 and potential political and economic changes arising therefrom. All forward-looking statements contained herein are based on information available to us as of the date hereof and we do not assume any obligation to update these statements as a result of new information or future events. There can be no assurance that future developments will be those that have been anticipated.
Investor Contact
Adriano Alcalde
CFO & IRO
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
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